David S. Hunt, P.C.

December 10, 2020	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Derby

Re:        Acquired Sales Corp.

Registration Statement on Form S-1/A
Filed July 6, 2019
File No. 333-232985

Ladies and Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated July 31, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”). Today, the Company filed its second amendment to the Registration Statement. The responses set forth below are based upon information provided to me by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement as amended on July 6, 2020. We advise you as follows:

Form S-1/A filed July 6, 2020

Selling Stockholders, page 45

1.For your selling stockholders that are entities, please identify the natural persons who hold investment and/or voting power over such shares. We note that in the footnotes to the selling stockholder table on page 46, you list various individuals with titles such as "Manager" or "member." It is unclear whether these individuals have the authority to make the voting and investment decisions on behalf of the entity that ultimately holds such shares.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement, to include the following disclosure:

In the case of Selling Stockholders that are entities, the name of a natural person associated with each respective entity is listed by footnote. These individuals are understood by the Company to have the authority to make the voting and investment decisions on behalf of each such respective Selling Stockholder entity.

Liquidity and Capital Resources, page 49

2.We note your response to prior comment 2. Please disclose the amount of capital resources needed to fund your planned operations and business expansion plans for Lifted Liquid for the next twelve months. To the extent you do not currently have sufficient capital, please describe the level of operations that you will be able to perform with your existing capital resources and liquidity.

Response:  In response to the Staff’s comment, the Company has amended the Liquidity and Capital Resources section of the Registration Statement to expand the discussion of likely company operations that the Company will be able to perform with its existing capital resources and liquidity.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

3.Expand your disclosure to include a comparison of the most recent interim period to the prior period. Refer to Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, we have expanded our disclosure to include a comparison of the most recent interim period to the prior period.

Obligation to Pursue Two Opportunities, page 63

4.Please revise to clarify whether Nicholas S. Warrender is affiliated with the three companies you are obligated to pursue a potential acquisition under the merger agreement. Please clarify whether you are required to pursue all three entities, or only two of the three entities. To the extent that the acquisition of these entities may entail a related party transaction, please describe the related party relationship with these entities.

Response:  In response to the Staff’s comment, by way of clarification, Section 5.23 of the merger agreement states: “Wisconsin Acquisitions. Through Company Owner, AQSP has been made aware of a potential business opportunity to acquire two companies located in Wisconsin…”. As of today, the disclosure under the heading “Obligation to Pursue Two Opportunities” has been replaced by the disclosures under the header “Obligation to Pursue a Hemp Processing System Deal” that describes an advanced hemp processing system which has the potential to allow significantly higher throughput, and lower per unit costs of production. Nicholas S. Warrender's father, Robert Warrender II, has introduced the Company to the potential business opportunity. The amended language states that “[s]ince the Company’s acquisition of Lifted Made in February 2020, there have been no material discussions among the Company, Lifted Made, and Robert Warrender II regarding the development or financing of any hemp processing system and to date no such project has proceeded forward. If the project proceeds, and there is no assurance that it will proceed, a company owned by Robert Warrender II could potentially supply certain pumps and other equipment for that project.”

Pro Forma Consolidated Balance Sheet, page 108

5.Explain why you do not show the cash paid of $3,750,000 and purchase price allocations as Pro Forma Adjustments. Refer to Article 11 of Regulation S-X. Please be advised that since the most recent balance sheet reflects the acquisition, the presentation of the proforma balance sheet is not necessary. See Rule 11-02(c)(1) of Article 11 of Regulation S-X

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement by removing the pro forma consolidated balance sheet as of December 31, 2019 since the most recent balance sheet reflects the acquisition and the presentation of the pro forma balance sheet is not necessary. Moreover, as noted at “Ref 1” beneath the pro forma consolidated statements of operations: “As it relates to this pro forma consolidated statements of operations, the $3,750,000 paid to Nicholas S. Warrender and the net assets acquired (excluding goodwill) are not shown in this pro forma calculation as pro forma adjustments because those figures are balance sheet items that are eliminated in consolidation. Please refer to the “Purchase Price Allocation” described in Note 2 for a detailed breakdown of the consideration paid, assets acquired, and liabilities assumed as part of this transaction.”

Pro Forma Consolidated Statements of Operations, page 108

6.Please include a pro forma Consolidated Statements of Operations for the period ending March 31, 2020 along with footnotes describing each adjustment. See Rule 11-02(c)(2) of Article 11 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has amended the Registration Statement to include a pro forma Consolidated Statements of Operations for the period ending March 31, 2020.

Note 1 - Description of the Business of Acquired Sales Corp., page 131

7.Your table on page 137 indicates that you recognized $22,292,767 or 94% of the total purchase price of Warrender Enterprise Inc. to Goodwill. In light of the significant allocation to Goodwill, please explain your analysis related to the recognition of identifiable assets acquired and liabilities assumed. Refer to ASC 805-20-25. That is, please explain why only a minimal amount of value was attributable to intangible assets acquired. In addition, expand your disclosures to provide a qualitative description of the factors that make up the goodwill recognized. Refer to ASC 805-30-50-1.

Response:  In response to the Staff’s comment, in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, and then again in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, the Company included a section entitled “Allocation of Purchase Price to Goodwill” that explained the Company’s analysis related to the recognition of identifiable assets acquired and liabilities assumed, including the value attributable to intangible assets acquired and a qualitative description of the factors that make up the goodwill recognized.

In the opinion of the Company’s management, as of the date of the acquisition of Lifted, and still today, the vast majority of Lifted’s business is conducted with individuals and businesses who do business with Lifted primarily because they trust and respect Lifted’s founder and CEO Nicholas S. Warrender. The Company believes that his trust and respect is extraordinarily important in the industry, because the industry is rife with companies who cannot or do not perform, and whose products are not as advertised. Consequently, the Company believes that it is difficult to develop the trust and respect of the distribution companies that are critical to the growth of emerging cannabinoid businesses like Lifted. Nicholas S. Warrender has had years of experience working with what the Company considers many important players in the industry, including distributors, wholesalers and customers, and because of the goodwill that Nicholas S. Warrender has generated with these parties over the years, Lifted has been able to grow year over year. If Nicholas S. Warrender were not involved at Lifted, Lifted could not have grown and expanded at the rate that it has since its inception. The goodwill that the Company has recorded is related to having Nicholas S. Warrender at the helm of Lifted. There are no other factors that, in the Company’s opinion, to which the value of Lifted can be attributed in any meaningful way.

Lifted did not have any patents, any active trademarks, or any employment contracts in place, and there were no intangible assets arising from contractual or other legal rights that could be separated from Nicholas S. Warrender’s serving as the Founder and CEO of Lifted. There were no intangible assets capable of being separated or divided from Lifted or Nicholas S. Warrender and being sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset or liability.

Lifted’s competitors have equal access to websites, ordering systems, packaging supplies and raw materials. The element that Lifted has that none of its competitors has are the considerable talents and relationships of its founder and CEO Nicholas S. Warrender. This is why we have recognized $22,292,767 of goodwill related to the acquisition of Lifted.

8.Please expand your disclosure to include all of the information required under ASC 805-10-50.h. In addition, please clarify how you determined the fair value of the shares of common stock and warrants issued as part of the consideration to consummate this acquisition. See ASC 820.

Response:  In response to the Staff’s comment, the Company has added a section entitled “Determination of the Fair Value of the Shares of Common Stock and Warrants Issued as Part of the Merger Consideration” that better clarifies how the Company determined the fair value of the shares of common stock and warrants issued as part of the consideration to consummate the Lifted Liquids acquisition. Please also refer to the explanation of “Ref 1” and “ASC 805-10-50.h Disclosures:” shown under each of the pro forma consolidated statements of operations.

9.Please provide your analysis supporting your conclusion that the company is the accounting acquirer. Based on the factors disclosed, it appears that Warrender Enterprise Inc. might be the accounting acquirer. Your analysis should address ASC 805-10-55-11 to 55-14 in detail. In addition, we refer you to ASC 805-40-30-2.

Response:  In response to the Staff’s comment, the Company has added a section entitled “The Application of Accounting Guidance to the Merger” that provides analysis supporting the Company’s conclusion that it is the accounting acquirer in the merger with Lifted Liquids.

OLCC Review of New Directors of the Company, page 138

10.Please clarify the consequences and risks if the Oregon Liquor Control Commission objects to either Nicholas S. Warrender or Kevin J. Rocio serving as directors of the company. In particular, please clarify the effect on your licensure, management structure, and/or the merger agreement with Warrender Enterprises.

Response:  In response to the Staff’s comment, the Company has amended the section entitled “OLCC Review of New Directors of the Company” to clarify the effect on the Company’s licensure, management structure, and merger agreement with Warrender Enterprises.

Note 4 - The Company's Investments in Ablis, Bendistillery and Bend Spirits, page 150

11.Please explain why your assessment of impairment is sufficient to comply with ASC 321-10-35-3. That is, "infrequent and relatively brief conversations with officers of the these companies" is adequate to assess whether these investments are recoverable and that there has been no diminution of their value since you made your investments.

Response:  The Company discloses, now in Note 5, that “…the Company typically obtains the financial statements of Ablis, Bendistillery and Bend Spirits, which typically have been reviewed by a third party accounting firm, and the Company performs an annual impairment assessment. The Company’s investments are valued at cost less impairment, pursuant to ASC 321.” The Company also discloses in Note 5: “Based on the financial and non-financial information regarding the year ended December 31, 2019, that the management of Ablis, Bendistillery and Bend Spirits provided to the Company in a conference call held on March 9, 2020, the Company has concluded that an impairment of its investment in these companies as of December 31, 2019 is not warranted. The factors that led the Company to the conclusion that an impairment of its investment in these companies as of December 31, 2019 is not warranted includes, among other things: positive sales trends during recent months; indications of the Companies’ ability to maintain profitability; and certain initiatives that are being undertaken by these companies in regard to leadership, sales representatives, and product distribution and pricing. Subsequent to the year ended December 31, 2020, the Company will again evaluate whether there has been a potential impairment of value in its investments in Ablis, Bendistillery and Bend Spirits.”

Exhibits and Financial Statement Schedules, page 163

12.Please revise your Exhibits Index to describe the filing and the date of the filing where your exhibits may be found if they are not otherwise attached to your registration statement.

Response:  In response to the Staff’s comment, the Exhibits Index has been revised to describe the filing and the date of the filing where the exhibits may be found if they are not otherwise attached to the registration statement.

General

13.Please revise your registration statement to provide for a fixed offering price, as delayed or continuous offerings may not be sold on an at-the-market basis unless they are trading in an existing trading market. Please refer to Rule 415(a)(4) for further guidance. We do not currently recognize the OTC Pink as an existing trading market for the purposes of Rule 415. Until your common stock is quoted on an existing trading market, such as the OTC BB, OTCQX or OTCQB, or listed on an exchange, your selling stockholders must sell their shares of common stock at a fixed offering price that you provide in accordance with Item 501(b)(3) of Regulation S-K.

Response: Consistent with the Staff’s statement in the comment, as the Company is currently quoted on the OTCQB, the selling stockholders are no longer required to sell their shares of common stock at a fixed offering price in accordance with Item 501(b)(3) of Regulation S-K.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Edwin Kim, Securities and Exchange Commission

Ryan Rohn, Securities and Exchange Commission

Stephen Krikorian, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.